[redacted]

10028664

TES
NGE COMMISSION
. 20549

BB 4/1 *

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimated average burden
Hours per response. 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67292

SEC Mail Processing Section
RECEIVED
MAR 31 2010
Wash., DC
110

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2009** (MM/DD/YY) AND ENDING **12/31/2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MP Capital, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

41 University Place, Suite 400
(No. and Street)

Newtown (City) **PA** (State) **18940** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William McBride **215-636-0700**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MaloneBailey LLP, Certified Public Accounting Firm
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003 (Address) **New York** (City) **New York** (State) **10038** (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 4/1

OATH OR AFFIRMATION

I, **William McBride**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **MP Capital, L.P.**, as of **December 31**, 20 **09**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
BRIDGET PEACHEY, Notary Public
City of Philadelphia, Phila. County
My Commission Expires April 4, 2011

Signature

LP
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MP CAPITAL, L.P.

Statement of Financial Condition

December 31, 2009

(With Independent Auditors' Report Thereon)

MP CAPITAL, L.P.

December 31, 2009

INDEX

MALONEBAILEY LLP

CERTIFIED PUBLIC ACCOUNTING FIRM

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITORS' REPORT

To the Members of
MP Capital, L.P.
Newton, PA

We have audited the accompanying statement of assets, liabilities and members' equity of MP Capital, L.P. as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MP Capital, L.P. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Malone Bailey LLP

MaloneBailey LLP
Certified Public Accounting Firm
New York, New York
www.malonebailey.com
March 30, 2010

MP CAPITAL, L.P.

STATEMENT OF ASSETS, LIABILITIES AND MEMBERS' EQUITY

December 31, 2009

ASSETS		
Cash	$	269,857
Securities owned, at market value		2,901,185
Due from clearing broker		1,064,959
Prepaid expenses		82,428
Fixed assets less accumulated depreciation of $9,957		4,704
TOTAL ASSETS	$	4,323,133
LIABILITIES AND MEMBERS' EQUITY		
Securities sold, not yet purchased, at market	$	1,056,622
Accounts payable-related party		2,075
Accrued expenses		84,500
Accounts payable		9,366
TOTAL LIABILITIES		1,152,563
Commitments and contingent liabilities		-
Members' equity		3,170,570
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,323,133

The accompanying notes are an integral part of these financial statements.

MP CAPITAL, L.P.

NOTES TO FINANCIAL STATEMENTS
December 31, 2009

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

MP Capital, L.P., a Pennsylvania limited partnership (the "Partnership"), formed in 2006, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Chicago Board Stock Exchange ("CBSX") and the BATS Exchange ("BATS").

The Partnership is engaged in securities trading.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Partnership's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Securities transactions and related income and expenses are recorded daily on a mark to market trade date basis.

Recent Accounting Pronouncements

The Partnership does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

NOTE 3- FAIR VALUE OF INVESTMENTS

Fair Value Measurements

Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e., the exit price at the measurement date). Fair value measurements are not adjusted for transaction cost. Fair value measurement under generally accepted accounting principles provides for use of a fair value hierarchy that prioritizes inputs to valuation techniques used to measure fair value into three levels:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities

Level 2: Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Partnership.

Level 3: Unobservable inputs. Unobservable inputs reflect the assumptions that the Partnership develops based on available information about what market participants would use in valuing the asset or liability.

An asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The Partnership uses judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 and Level 2 assets or liabilities.

The following are the Partnership's investments owned and securities sold short by level within the fair value hierarchy at December 31, 2009.

	Fair Value	Fair Value Hierarchy
Assets		
Stocks and options	$ 2,901,185	Level 1
Liabilities		
Stocks and options	$ 1,056,622	Level 1

NOTE 4- INCOME TAXES

No provisions for federal and state income taxes are made in the financial statements as these taxes are the responsibility of the partners under this form of organization.

NOTE 5- COMMITMENTS AND CONTINGENCIES

The Partnership utilizes office space on a month to month rental basis.

NOTE 6- NET CAPITAL REQUIREMENTS

The Partnership is a member of the Chicago Board Options Exchange and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, during the first twelve (12) months of commencing operations the ratio may not exceed 8 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2009, the Partnership's net capital was $2,670,041 which was $2,570,041 in excess of its required net capital requirement of $100,000. The Partnership's aggregate indebtedness to net capital ratio was 0.036 to 1.

NOTE 7- OFF BALANCE SHEET RISK

Pursuant to a JBO Participant's Account Agreement, the Partnership will give up its clearing members to the clearing corporation for all of its securities transactions. Therefore, all of the customers' money balances and long and short security positions will be maintained on the books of the clearing partners in a JBO participant's account. Under certain conditions as defined in the agreement, the Partnership has agreed to indemnify the clearing partners for losses, if any, which the clearing members may sustain from maintaining securities transactions effected by the Partnership. In accordance with industry practice and regulatory requirements, the Partnership and the clearing members monitor collateral on the securities transactions introduced by the Partnership.

NOTE 8- GUARANTEES

FASB ASC 460-10, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Partnership to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying contract (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FASB ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Partnership indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Partnership or its affiliates. The maximum potential amount of future payments that the Partnership could be required to make under the indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Partnership may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 9- SUBSEQUENT EVENTS

The Partnership has evaluated subsequent events through March 30, 2010, the date that its financial statements were ready to be issued. The Company believes that there are no subsequent events requiring further disclosure.